EXHIBIT 99.1

GOLD STANDARD REPORTS CYANIDE SOLUBLE RECOVERIES OF +88% FOR THE DARK STAR OXIDE GOLD DEPOSIT

April 10, 2017 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) reported today favorable metallurgical results from the first comprehensive work designed to determine the metallurgical characteristics at the Dark Star oxide gold deposit on its 100%-owned/controlled Railroad-Pinion Project in the Railroad District of Nevada’s Carlin Trend.   Cyanide soluble recoveries averaged 88.9% in the Main Dark Star oxide zone and 89.9% in the North Dark Star oxide zone. These results indicate this material is likely to support heap leach processing.

Jonathan Awde, CEO and Director of Gold Standard commented: “These results have met our expectations for the Dark Star mineralization. We now have every reason to believe that the Dark Star and Pinion deposits could be amenable to joint exploitation, which supports the potential for a single large open pit/heap leach operation. One of our objectives this year is to demonstrate that the Pinion and Dark Star deposits are in fact linked and form one large mineral system.”

Key Highlights

•	Cyanide soluble gold results from sample pulps provided the following recoveries:

Mineralized Area	Number of Samples	Number of Drill Holes	Gold Recovery
Main Dark Star - oxide	320	9	88.9%
North Dark Star – oxide	1073	18	89.9%

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Cyanide soluble gold assays confirm the consistently oxidized nature of gold mineralization within the Main Dark Star and North Dark Star gold zones, and suggest that they will be amenable to heap leach processing.

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The primary focus for this test work was the laterally-continuous Pennsylvanian-Permian debris flow conglomerate unit which is the most important host of gold mineralization at Dark Star.  The results are therefore a significant ‘green light’ for this year’s exploration program which is targeting this host unit in a major drill program which is set to begin next month.

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Excellent correlation exists between the visual logging of oxidized zones containing limonite and/or hematite in drill samples and the cyanide soluble gold assays.  This ease of identification should support an efficient mining operation.

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A minor amount of reduced, sulfide material occurs in deeper breccia intercepts to the east of the North Dark Star oxide gold zone and in the bottom half of the DS16-24 intercept; 81 samples from 3 drill holes returned gold recoveries of 36.1%.  At West Dark Star, mixed and reduced sulfide material was intercepted in 471 samples from 9 drill holes for 41.9% recovery.  Reduced zones in the deeper parts of oxide deposits are a typical pattern in Carlin type gold systems.

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These cyanide soluble gold results have enabled metallurgical consultant Gary Simmons to proceed with the definition of composites for bottle roll and column leach tests.  Currently, these tests are in progress on 79 composites from 13 drill holes at Kappes, Cassiday and Associates in Reno, NV.  Results of this work will provide a more detailed metallurgical characterization of the Main and North Dark Star oxide gold zones.

Cyanide solubility analyses were completed on all of Gold Standard’s 2015 and 2016 Dark Star drill samples that returned fire assay values of greater than 0.14 g Au/t, the cut-off grade established in the NI 43-101 resource estimate announced on March 3, 2015 (see news release).  The cyanide solubility analyses were one-hour leach tests performed on 1,945 drill sample pulps from 39 drill holes distributed throughout the deposit, using the ALS Minerals Au-AA13s method (click the following link for 2015 and 2016 Dark Star drill hole locations: https://goldstandardv.com/lp/dark-star-cyanide-soluble-recoveries/ ).

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “With this positive news on Dark Star cyanide recoveries, we are looking forward to exploring our new newly-acquired southern land holdings for additional Dark Star type deposits.  This highly prospective ground has all the earmarks we are looking for in Dark Star targets including Pennsylvanian-Permian host rocks, zones of alteration, folds, high-angle dike filled corridors, thrust faults and some existing historical intercepts with gold mineralization.  We will apply the same systematic approach that has proven successful at Railroad-Pinion--detailed mapping, gravity/CSAMT and soil geochemistry--to define drill targets.  We are also going to test a shallow seismic survey along two east-west lines across our property through both Pinion and Dark Star to help us locate the Pinion thrust fault and permissive host horizons.  We will begin the gravity program in late April and drilling will commence in May in the Dark Star corridor and at North Bullion.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the GSV’s Elko office to the sample preparation facility was continuously monitored. Sample pulps were delivered to ALS Minerals preparation facility in Elko, NV and shipped to ALS Minerals certified laboratory in Vancouver, BC.  Cyanide soluble assays were determined by the Au-AA13s method.  Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The Company has successfully consolidated the southern end of the Carlin Trend by patiently assembling a 208 sq. km. (80 sq. mi.) land position containing four gold deposits, two of them discovered by Gold Standard.  The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016).  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:  604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com